140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi Barcelona Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong London Los Angeles Madrid Milan Moscow	Munich New Jersey New York Orange County Paris Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

July 21, 2009

VIA EDGAR AND HAND DELIVERY	File No. 040981-0037

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Russell Mancuso, Esq., Legal Branch Chief Mary Beth Breslin, Esq., Senior Attorney Ruairi Regan, Esq. Brian Cascio, Accounting Branch Chief Jong Hwang

Re:	Avago Technologies Limited Registration Statement on Form S-1 File No. 333-153127

Ladies and Gentlemen:

On behalf of Avago Technologies Limited (the “Company” or “Avago”), we are hereby filing Amendment No. 4 (“Amendment No. 4”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2008 and amended by Amendment No. 1 (“Amendment No. 1”) filed with the Commission on October 1, 2008, Amendment No. 2 (“Amendment No. 2”) filed with the Commission on July 2, 2009, and an “exhibit only” Amendment No. 3 (“Amendment No. 3”) filed with the Commission on July 14, 2009 (as amended, the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes ten copies of Amendment No. 4, five of which have been marked to show changes from Amendment No. 2 (except with respect to Part II, Item 16 of the Registration Statement, which has been marked to show the exhibit changes from Amendment No. 3).

At the outset, on behalf of the Company, we want to express our appreciation for the efforts by the Staff to turn comments back to us on a very prompt basis.

Amendment No. 4 has been revised to reflect the Company’s responses to the comments received from the Staff of the Commission (the “Staff”) by facsimile on July 17, 2009. For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

July 21, 2009

1.	We may have further comments after you complete the blanks in your document.

Response: The Company acknowledges the Staff’s comment and has filled in all blanks other than the estimated offering price range and blanks dependent upon the estimated offering price range and size of the offering. The managing underwriters have advised the Company that if it commenced the offering today, the estimated offering price range would not have changed from the $14 to $16 per ordinary share price range supplementally provided to the Staff on July 2, 2009.

Our Business, page 2

2.	We note the changes to the customers named in this section. Please update your response to comment 5 in our September 17, 2008 letter which asked you to tell us the objective criteria used to determine which customers to highlight in your summary and to tell us whether you have identified all customers who satisfy these criteria.

Response: The Company hereby confirms to the Staff that the objective criteria used to determine which customers to highlight in the summary remains the same as previously described to the Staff in response to comment 5 in the Staff’s September 17, 2008 letter. The Company sought consent to be named in the Registration Statement from all customers which met this criteria and disclosed the names of such customers except for one customer which has affirmatively refused to give its consent to be named in the Registration Statement. The customer which has refused to grant consent to be named in the Registration Statement does not represent ten percent or more of the Company’s revenue.

The enactment of legislation, page 18

3.	With a view toward clarified disclosure, please tell us whether this risk is greater for you than for other companies with international operations. If it is, please clarify why.

Response: The Company has concluded that this risk is potentially significant to the Company because the Company has large scale international operations. Accordingly, the Company has revised the referenced disclosure in Amendment No. 4 to clarify that, depending upon the final form of legislation, if any, this risk may be significant for Avago.

We rely on third parties, page 23

4.	Please identify the material countries that present the risks mentioned in the second sentence.

Response: The Company reconsidered the appropriateness of the disclosure in light of the countries in which this outsourcing work is presently conducted. As a result of this reconsideration, the Company has decided to delete the referenced sentence from Amendment No. 4.

July 21, 2009

We will be required to address our internal control over financial reporting, page 30

5.	We note that in your response 13 of your letter dated October 1, 2008, you indicate that you intend to adopt the phase-in period to which your subsidiary is subject. Please tell us why your intentions changed. Also tell us whether you intend to rely on the reporting history of your subsidiary for purposes of Form S-3 eligibility.

Response: In its response 13 in the Company’s letter dated October 1, 2008, the Company informed the Staff that “[t]he Company intend[ed] to reconsider its position and related disclosure if its initial public offering [was] not completed by November 2, 2008, the end of its [then] fiscal year.” In light of the fact that the offering was postponed until the third fiscal quarter of 2009, in Amendment No. 2, the Company changed its disclosure regarding when it would adopt and become compliant with Section 404 of the Sarbanes-Oxley Act. However, since the filing of Amendment No. 2, the Company has again reconsidered its decision and now confirms to the Staff that it intends to comply with Section 404(a) for its fiscal year ended November 1, 2009, and to comply with Section 404(b) beginning with its fiscal year ending October 31, 2010. The Company has revised the referenced disclosure in Amendment No. 4 accordingly.

The Company will respond to the Staff’s inquiry regarding Form S-3 eligibility under separate cover no later than July 22, 2009.

Use of Proceeds, page 41

6.	Please quantify the portion of the proceeds to be paid to KKR and its affiliates.

Response: The Company has revised the referenced disclosure in Amendment No. 4 to disclose that KKR and its affiliates will receive $28.5 million of the Company’s net proceeds from the offering representing one-half of the fee to be paid in connection with the termination of the advisory agreement, so that, along with the current disclosure, an investor can determine the maximum amount of the Company’s net proceeds that KKR and its affiliates may receive if the Company’s senior floating rate notes, senior notes and senior subordinated notes were to be fully repaid. In addition, the Company has provided additional disclosure that KKR is an indirect selling shareholder by virtue of its ownership of Bali Investments S.àr.l, and therefore will be receiving proceeds in the offering as a selling shareholder.

Overview, page 49

7.	With a view towards clarified disclosure, please tell us what you did when you “worked with” your distributors to reduce their inventory. Did you offer incentives? What type? Did you repurchase inventory?

Response: The Company has revised the referenced disclosure in Amendment No. 4 to explain that in response to significantly reduced end customer demand, the Company’s distributors unilaterally decided to reduce their inventory levels of the Company’s products and all decisions regarding appropriate inventory levels were made by the distributors, not the Company. The Company advises the Staff that the Company did not repurchase inventory or offer incentives in connection with this reduction in inventory.

Selected Financial Data, page 46

8.	Please tell us how the sale of your infra-red operations in October 2007 resulted in a gain of $3 million in fiscal 2008 and a loss of $5 million in fiscal 2009 as discussed in Note (10). In addition, tell us about the settlement agreement entered into during the quarter ended February 1, 2009.

Response: The final loss of $5 million on disposal of the infra-red operations was recorded in fiscal 2008 as disclosed in Note 17 to the consolidated financial statements. The disclosure in footnote 10 to the Selected Financial Data table in Amendment No. 4 has been modified to clarify when the gains and losses were recorded.

July 21, 2009

With respect to the timing of gain and loss, upon disposal of the infra-red operations, the Company compared the fair value of the cash received, the note receivable from Lite-On Corporation and the fair value of future cost reductions with the net book value of assets to be disposed of in computing the gain on disposal during the quarter ended February 3, 2008. The basis for computing the gain is disclosed in Note 17 to the consolidated financial statements. The final loss of $5 million represents the Company’s assessment of recoverability of amounts due from Lite-On based on preliminary discussions with Lite-On during the quarter ended November 2, 2008, which discussions were finalized in a settlement agreement entered into during the quarter ended February 1, 2009. Although the settlement agreement was not finalized during the fiscal year ended November 2, 2008, the Company concluded that sufficient, reliable information was available at that date to assess the recoverability of amounts due from Lite-On and accordingly recorded a loss of $8 million during the quarter ended November 2, 2008. The settlement agreement entered into during the quarter ended February 1, 2009 confirmed the information available to the Company at November 2, 2008 and covered final purchase price adjustments relating to inventory sold, the resolution of remaining amounts due from Lite-On related to deferred payments and the removal of a clause regarding future cost reductions. As a result, an overall loss on disposal of $5 million was recorded at November 2, 2008 as disclosed in the Registration Statement.

Provision for income taxes, page 52

9.	Refer to the last sentence of the second paragraph. Please clarify whether your reference to inconsistencies in the application of the standard mean inconsistencies by you or inconsistencies by the taxing authorities.

Response: The Company has revised the referenced disclosure in Amendment No. 4 to clarify that the applicable taxing authorities apply inconsistent standards from jurisdiction to jurisdiction. The Company confirms to the Staff that the Company is consistent in its application of tax standards.

Critical Accounting Policies and Estimates

Valuation of Long Lived Assets, Intangible Assets and Goodwill, page 57

10.	In the interest of providing readers with a better insight into management’s judgments, please tell us and disclose the following:

•	How you perform the two-step impairment test discussed in SFAS 142, including the reporting unit level at which you test goodwill for impairment and your basis for that determination;

Response: The Company performs its annual impairment test of goodwill during the fourth quarter of each fiscal year, or more frequently if management believes that indicators of impairment have occurred and follows the two-step approach in performing the impairment test. The first step of the goodwill impairment test compares the estimated fair value of the reporting unit with the related carrying amount. If the fair value of the reporting unit exceeds its carrying amount, the reporting unit’s goodwill is not considered to be impaired and the second step of the impairment test is unnecessary. If the reporting unit’s carrying amount exceeds its estimated fair value, the second step of the test must be performed to measure the amount of the goodwill impairment loss, if any. The second step of the test compares the implied fair value of the reporting unit’s goodwill, determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of such goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

July 21, 2009

The Company determined that it has one reporting unit for goodwill impairment testing purposes which is based on the manner in which the Company operates its business and the nature of those operations, including consideration of how the Chief Operating Decision Maker manages the business as a whole. The Company operates as one semiconductor company with sales of semiconductors representing the only material source of revenue. Substantially all products offered incorporate analog functionality and are manufactured under similar manufacturing processes. Based on the aforementioned considerations, the Company determined the fair value of the reporting unit in substance by determining the fair value of the Company as a whole.

•

Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each of the method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analysis;

Response: In determining the fair value of the reporting unit (in substance, the fair value of the Company as a whole), management utilized the calculations of enterprise value used for purposes of valuing its ordinary shares as the measure of fair value as of the valuation date nearest the Company annual impairment assessment date. As disclosed in Amendment No. 4, this fair value determination used a weighted approach of both the Discounted Cash Flow (DCF), also known as the “Income” approach, and the “Market” approach and was based on a set of assumptions and estimates embedded in each model consistent with that used in valuing its ordinary shares. Management concluded that the methodologies used to determine the enterprise value for goodwill impairment testing purposes should be consistent with that used to value our ordinary shares since both methodologies are at the enterprise level.

The enterprise value calculations as of the date of the last annual impairment assessment resulted in a significant excess of the fair value over the net book value of the Company and, accordingly, a conclusion that no impairment indicator existed. The fair value of the reporting unit (Company) under the two valuation models ranged between $2.5 billion and $3.4 billion as of the fourth quarter of fiscal 2008, which is well in excess of the approximately $780 million book value of net assets of the Company.

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);

Response: As discussed above, the Company leveraged the enterprise value calculation used for valuing its ordinary shares and weighted approximately 75% to the Market approach and 25% to the Income approach in determining the enterprise value. In determining the weighting between the two approaches, the Company considered various elements of the valuation inputs with regards to the Company’s forecasted performance, as well as the comparable companies analyzed. This included consideration of the Company’s current performance, as well as the potential that the Company’s growth rate might not be as strong in the future due to the current and any future economic downturn. Further, considering the fact that the Company had restructured significantly at the time of its spin-off from Agilent, a greater weighting of the Market approach was deemed by the Company to be reasonable.

•	A quantitative and qualitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;

Response: While the Market approach is based on a set of comparables, it would result in a lower enterprise value because the semiconductor industry is subject to high volatility given the diversity of the

July 21, 2009

various end markets. The Income approach is not necessarily impacted as much by volatility as the Market approach and therefore would result in a higher enterprise value. This trend was evident based on the recent valuations performed when valuing the Company’s ordinary shares. The Company did not concentrate on one particular input or consideration in determining the approach to derive enterprise value. Rather the Company considered a variety of factors as noted above, such as the Company’s own performance as well as the current economic environment.

The Company has included a sensitivity analysis in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Amendment No. 4.

•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Response: The Company has not changed the assumptions and methodologies used for valuing goodwill in the current year compared to the prior year. After the Company’s initial public offering occurs, management may elect to use the Company’s public trading value for purposes of determining the fair value of its reporting unit, but will not make such determination until the time of the next annual goodwill impairment test based on all available information.

In response to this comment 10, the Company has enhanced the disclosure on its goodwill impairment assessment in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Amendment No. 4.

11.	In addition, disclose the significant estimates and assumptions used in your assessment of the impairment of long-lived assets. The results of your most recent assessment should also be discussed.

Response: The Company advises the Staff that as of the end of fiscal 2008, management considered whether any triggering events occurred (as noted in paragraph 8 of SFAS No. 144) which would require an assessment of the recoverability of long-lived assets and determined that none of those situations were present. The Company’s Critical Accounting Policy disclosure on evaluating impairment of long-lived and intangible assets describes the Company’s policy and approach rather than the results of a recent assessment. However, in response to comments by the Staff, the Company has clarified disclosure of its impairment assessment policy related to long-lived assets in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Amendment No. 4.

12.	Please tell us how you considered the global recession and deteriorating economic conditions that resulted in the significant decline in revenues in the six months ended May 3, 2009 compared to the prior year discussed on page 63 in your assessment of goodwill and long-lived assets.

Response: The Company’s management conducted valuations of the business enterprise value in the first and second quarters of fiscal 2009 in connection with the determination of fair value of its ordinary shares. Management considered whether the global recession and deteriorating economic conditions, as well as the Company’s recent performance and expected future performance, were triggering events. Despite the decline in the Company’s enterprise value during this period as evidenced by the declines in the fair value of the Company’s ordinary shares as discussed in the Company’s response to Comment 13 below, the fair value remained in excess of the carrying value of the Company’s net assets and, accordingly, management determined that there was no initial indicator of potential goodwill impairment given that its reporting unit is the enterprise as discussed in the response to Comment 10 above.

Management did consider the potential effects of the current global recession and other business factors as noted in paragraph 8 of SFAS No. 144 in determining whether the carrying value of its long-lived assets should be evaluated for impairment under the SFAS No. 144 Step 1 test. However, after considering the Company’s significant cash flow generating capabilities, the longer period over which such long-lived assets, particularly its intangible assets, are recoverable, the benefits of recent cost reduction measures, management’s intentions with respect to its business operations and the fact that there has been no change in the nature and manner of use of its long-lived asset groups, the Company determined that no triggering events occurred warranting a Step 1 analysis of the recoverability of its long-lived assets.

July 21, 2009

Share-Based Compensation, page 61

13.	Please disclose the reason for the significant decrease in the estimated value of your ordinary shares from August 28, 2008 through March 3, 2009. In addition, tell us the reasons and significant factors contributing to the difference between your estimated fair value as of the date of grant and the estimated IPO price (or pricing range) for options granted in fiscal 2009.

Response: The Company has revised the referenced disclosure in Amendment No. 4 to address the Staff’s comment.

By way of background and to assist the Staff in its review, the table below summarizes the option grants in fiscal 2009:

Date of Grant	Number of options granted	Estimated FV of ordinary shares		Exercise Price
		Before NMD*	After NMD*
November 7, 2008	52,500	$11.93	$10.68	$10.68
December 3, 2008	273,500	9.20	8.12	8.12
January 15, 2009	350,000	9.20	8.12	8.12
March 3, 2009	261,000	8.01	6.76	6.76
March 3, 2009	2,008,250	8.01	6.76	10.00
June 2, 2009	122,500	8.66	7.30	7.30
June 2, 2009	4,500	8.66	7.30	10.00

*	Non-Marketability Discount

Approximately 66% of the stock options granted in fiscal 2009 have been granted at prices considerably in excess of fair value after non-marketability discount. This was a conscious decision by the Compensation Committee of the Board of Directors (the “Compensation Committee”) in order to challenge and motivate the Company’s employees and executive officers to increase shareholder value. In fact, starting with the grants on March 3, 2009, the only employees receiving grants of options with an exercise price at fair value as opposed to the higher exercise price of $10.00 per share imposed by the Compensation Committee were new hires or employees receiving certain promotions; otherwise, all existing employees received grants with a $10.00 per share exercise price.

The Company had contemplated an initial public offering in 2008 and intended to grant options in connection with the IPO with an exercise price equal to the price to the public. The existence of an intention to grant options at the time of the initial public offering was disclosed publicly on page 6 of Amendment No. 1. This public disclosure created an expectation among the Company’s employees. As a result of the economic downturn, the Company stopped working on the IPO in December 2008.

July 21, 2009

As the outlook for the IPO continued to look particularly bleak in March 2009 and because no IPO was contemplated at that time, the Compensation Committee determined to grant at that time a portion of the options that had been identified for grant at the time of the IPO, albeit at a price in excess of fair value. Also in connection with the March 2009 grant, the Compensation Committee decided not to grant any merit pay raises. These were the reasons for the large grant in March 2009. The Company did not recommence work on the IPO until June 16, 2009.

In response to the Staff’s comment, the Company has added disclosure of the principal reasons for the significant decrease in the estimated value of the Company’s ordinary shares from August 28, 2008 through March 3, 2009 in Amendment No. 4.

The principal reasons and significant factors for the difference in fair value of the Company’s ordinary shares as of March 3, 2009 compared to the presently estimated price range in the IPO are as follows:

•

The significant increase in semiconductor industry valuations overall, including those companies in the Company’s peer group. For example, the Philadelphia Semiconductor Index as of March 3, 2009 was 191 compared with 287 as of July 17, 2009, an increase of 50.3%.

•

Expectations that semiconductor industry valuations will continue to increase through the expected IPO date in early August 2009 due to the broad-based recovery that the Company believes the semiconductor industry is currently experiencing.

•	The fact that an IPO of the Company’s ordinary shares reflects a significant liquidity event with expectations of enhanced enterprise value.

•

The benefits to the Company of reducing its long-term debt burden with the use of proceeds of the offering compared to the historical valuations of the Company which necessarily assumed a much more substantial ongoing debt burden.

•

The IPO price range established with the Company’s underwriters took into account both peer group multiples of fiscal 2010 projected financial results reflecting improved expected performance as compared to the assumptions and expectations of future performance as of March 2009 when overall industry valuations and outlooks were depressed and the benefits to the Company from a number of cost reduction efforts undertaken by the Company that had not been fully reflected in the fiscal 2010 projections used in the March 3, 2009 valuation.

•

The non-marketability discount of 15.7% employed at March 3, 2009 because on that date there was no expectation that the Company’s IPO would be consummated given market conditions at that time; the estimated IPO price range does not assume any non-marketability discount.

The Company believes that it has used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held Company Equity Securities issued as Compensation, to determine the fair value of the Company’s ordinary shares.

July 21, 2009

Cost of products sold, page 64

14.	Please clarify what you mean by “manufacturing transitions” and how those transitions result in payments to suppliers.

Response: The referenced disclosure related to a specific situation in which the Company terminated a contract manufacturing relationship with one of its suppliers to move the business to another supplier. As part of the termination, the Company recorded a $3 million charge which primarily related to production equipment procured by the contract manufacturer which would no longer be used and for which the Company agreed to compensate the contract manufacturer. The Company has revised the referenced disclosure in Amendment No. 4 to clarify the referenced disclosure.

Business, page 88

15.	Please note that we are not taking a position at this time regarding the accuracy of the analysis or the conclusions in your response to prior comment 3. Please refer to the acknowledgements at the end of this letter that Avago must provide with any acceleration request. It is unclear, however, why it was appropriate to remove the related risk factor from your prospectus given the significance of the issues previously addressed in that risk factor; please revise your filing accordingly.

Response: The Company originally included a risk factor because the precedent IPO transactions had a risk factor, but as a result of the analysis the Company conducted in responding to prior Staff comments, which is set forth in our response to comment 3 in the Company’s July 2, 2009 letter, the Company determined that a risk factor was not necessary and that the relevant disclosure could be included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in Amendment No. 4. Consequently, the Company respectfully submits that no further revision of the filing is necessary. The Company advises the Staff that it is aware of the acknowledgements at the end of the Staff’s comment letter dated July 17, 2009.

Intellectual Property, page 95

16.	With a view toward clarified disclosure, please provide us your analysis of the materiality of patents expired in the past year and patents to expire this year and in the next few years.

Response: Approximately 30 patents have expired in 2009 and approximately 69 are due to expire in 2010 and 2011. The impact of such expirations is not expected to be material to the Company’s intellectual property portfolio or the operation of its business. The Company has revised the referenced disclosure in Amendment No. 4 to clarify its disclosure.

Base Salary, page 108

17.

We note your disclosure on page 109 that the 4% increase was based on the committee’s assessment of market trends using in part “compa-ratios.” Please clarify what the compa-ratio showed about the market trend. Was 4% the average market increase? Have you succeeded in the goal mentioned on page 106 of keeping compensation between the 50th and 60th percentile?

Response: The Company has revised the referenced disclosure in Amendment No. 4 to clarify the Compensation Committee’s process for determining the 4% average base salary increase for the Company’s employees. In determining base salary increases for February 1, 2008, the Compensation Committee assessed market trends, the level of prior salary increases for the Company’s employees and the Company’s ability to pay salary increases. The Compensation Committee’s assessment of market trends indicated that the average base salary increase among the Company’s peer group companies at the 50th percentile was approximately 3.5%, and the Compensation Committee adjusted the average base salary increase for the Company’s employees, including executives, to 4% because prior base salary increases had been lower than the Company’s peer group companies due to the Company’s inability to pay such increases in prior years.

July 21, 2009

The Company has revised the referenced disclosure in Amendment No. 4 to disclose that the Compensation Committee makes exceptions to its goal of keeping total cash compensation between the 50th and 60th percentile of its peer group companies when it determines exceptions are necessary to (i) attract or retain an executive with the experience and skill the Compensation Committee determines is desirable for a particular position, (ii) provide additional incentive to an executive to achieve the Company’s goals or (iii) maintain internal parity among executives with similar levels of responsibilities.

The Company has also revised Amendment No. 4 to indicate that the total cash compensation paid to Mr. Hock E. Tan, Ms. Johnson and Mr. Bettinger (excluding sign-on bonus) during 2008 was between the 50th and 60th percentile of the average total cash compensation paid at the Company’s peer group companies. The total cash compensation paid by the Company during 2008 to each of its named executive officers other than Mr. Hock E. Tan, Ms. Johnson and Mr. Bettinger exceeded the 60th percentile of the Company’s peer group companies because each such named executive officer achieved the majority of his or her divisional goals above the target set for such named executive officer, each such named executive officer has a base salary that is higher than the average at the 60th percentile of the Company’s peer group companies and, with respect to Ms. Danesh and Mr. Ingram, such named executive officers have a higher target annual bonus opportunity as a percentage of base salary. The base salary of Ms. Danesh is higher than the 60th percentile of the Company’s peer group companies for her position as the result of arms length negotiation when she was hired by the Company and the Company’s determination that such a base salary was appropriate in light of each her experience and base salary with her prior employer. The base salaries of Messrs. Bian-Ee Tan and Ingram are higher than the 60th percentile of the Company’s peer group companies for such positions based on each executive’s prior experience and base salary with the Company’s predecessor. Ms. Danesh has a target annual bonus opportunity was set at the time of her hiring and is higher than the average 50% of base salary at the Company’s peer group companies for her position based on the Compensation Committee’s determination that such a target annual bonus opportunity was appropriate in light of Ms. Danesh’s experience and target annual bonus opportunity of 75% of base salary with her prior employer. Mr. Ingram’s target annual bonus opportunity is higher than the average 50% of base salary at the Company’s peer group companies for his position based on the Compensation Committee’s determination that a higher target annual bonus opportunity was appropriate in light of Mr. Ingram’s experience and the target annual bonus opportunity for executives with similar responsibilities.

Summary Bonus Table, page 113

18.	Refer to the last sentence of this section. Please clarify what you mean by “competitive.”

Response: The Company has revised the referenced disclosure in Amendment No. 4 to clarify that by “competitive” it means the percentage of base salary targets for the Company’s named executive officers are within the 50th to 60th percentile of the Company’s peer group companies when the Company’s named executive officers achieve their annual cash incentive bonus at target, except for the percentage of base salary targets for Mr. Hock E. Tan, Ms. Danesh and Mr. Ingram which exceed the 60 th percentile of the Company’s peer group companies for the reasons set forth in the Company’s response to Comment 17 above.

July 21, 2009

Equity Incentive Compensation, page 114

19.	Refer to the fourth paragraph in which you disclose that your operating income was the exact amount of your target operating income. Please clarify:

•	Whether the August 2008 adjustments to the target increased or decreased the target. Also discuss with greater specificity how the amount of the adjustment was determined.

Response: The Company has revised the referenced disclosure in Amendment No. 4 to disclose that the August 2008 adjustments to the target for performance-based options decreased the target. The Compensation Committee, using its authority to amend grants made under the Amended and Restated Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries (the “Plan”) pursuant to the terms of the Plan, adjusted the target amounts to reflect the then-current financial forecast for fiscal year 2008 and projecting 20% compounded growth for fiscal years 2009 and 2010. The Compensation Committee determined that the adjustments were appropriate because the business model used to initially set the operating profit target was no longer consistent with then-current economic conditions.

The Company has also revised Amendment No. 4 to disclose that on July 20, 2009, the Compensation Committee, pursuant to its authority under the Plan, approved the amendment of outstanding grants of performance-based options held by named executive officers to remove the performance targets and extend the vesting period. The amended options will vest two years after such options could have first vested had the performance targets been achieved, provided that the named executive officer remains employed by the Company through the vesting date. The Compensation Committee determined that the removal of performance targets was appropriate in light of the Company’s current financial projections, which are lower than when the original performance targets were set, and the uncertainty present in the current global economy. In making its determination, the Compensation Committee heavily weighted the importance of providing the Company’s named executive officers with significant incentives to continue with the Company for a substantial period following its initial public offering. As described in its response to Comment 20 below, prior to the removal of the performance targets, the performance-based options that do not become exercisable in a given year due to the failure to meet a performance target can be earned in future years.

•	How to reconcile the operating income mentioned in that paragraph with the operating income shown in your audited financial statements. Discuss the reasons for any adjustments from the audited amount.

Response: The Company has also revised Amendment No. 4 to reconcile the amounts reported in the referenced paragraph to its audited financial statements and to discuss the reasons for using adjusted operating income. The operating income target used for performance-vested options is income (loss) from operations calculated in accordance with GAAP but adjusted to exclude amortization of acquisition-related intangibles, share-based compensation, restructuring and asset impairment charges, acquired in-process research and development, loss on extinguishment of debt, and (income) loss from and (gain) loss on discontinued operations. The Compensation Committee determined that non-GAAP operating income provides a better overall measure of the Company’s financial performance among periods than operating income calculated in accordance with GAAP would otherwise provide because the amounts excluded from the non-GAAP operating income target are either non-recurring, in which case such amounts do not reflect the results of continuing operations for which our Compensation Committee wants its named executive officers to be accountable, or, if recurring, are not related to the Company’s operating performance or are amounts over which the Compensation Committee believes the named executive officers do not have control. For example, the Compensation Committee excludes share-based compensation expense from the operating income target because this expense is not reflective of the Company’s operating performance, the Company’s share options typically do not require cash settlement by the Company and the share-based compensation expense is often the result of complex calculations using an option pricing model that estimates share-based awards’ fair value based on factors such as volatility and risk-free interest rates that are beyond the control of the named executive officers.

July 21, 2009

20.	If performance-based options that do not become exercisable in a given year due to failure to achieve the target are not forfeited but instead may be earned in future years, please discuss this feature of the options.

Response: The Company has revised Amendment No. 4 to disclose that pursuant to their initial terms performance-based options that do not become exercisable in a given year may be earned in future years, up to the fifth year following the date of grant, based on performance in such future years. As described in its response to Comment 19 above, the Company has also revised Amendment No. 4 to disclose the removal of performance targets from performance-based options held by named executive officers.

Termination-Based Compensation, page 115

21.	Please clarify whether the actual separation payments made to the named executives under their separation agreements varied from your previously existing severance agreements with those executives. If so, quantify the amount and discuss the reasons for the differences.

Response: The Company has revised the referenced disclosure in Amendment No. 4 to disclose that the named executive officers with whom the Company entered into separation agreements were not entitled to receive separation payments under any severance agreement or policy with the Company since each named executive officer terminated employment under circumstances not entitling such named executive officer to separation payments.

Summary Compensation Table, page 118

22.	Given that you were required to include 2007 information in your prior amendment, the information may not be excluded from this table. See instruction 1 to Regulation S-K Item 402(c).

Response: The Company has revised the Summary Compensation Table in Amendment No. 4 to reinsert the 2007 information as requested.

23.	Please expand the penultimate paragraph of your response to prior comment 1 to explain why the required portion of the payment may be excluded. Cite with specificity the authority on which you rely.

Response: The Company has revised the referenced disclosure in Amendment No. 4 to include the required portion of its Malaysian Provident Fund contributions.

24.	Please tell us why Mr. Stewart is not included in the subsequent two tables.

Response: The Company has revised Amendment No. 4 to include Mr. Stewart in each of the referenced tables.

July 21, 2009

Potential Severance Payments, page 126

25.	Please tell us the authority on which you exclude from this table the $3,248,000 paid to Mr. Tan as mentioned on page 115 and the $640,800 paid to Ms. Johnson mentioned on page 139.

Response: The Company has revised the footnotes to the Potential Severance Payments table to include amounts paid to Mr. Tan and Ms. Johnson for the repurchase of ordinary shares held by each of Mr. Tan and Ms. Johnson at a repurchase price equal to the fair market value of such shares following their termination of employment. The ordinary shares were repurchased pursuant to call rights held by the Company under the Management Shareholders Agreement to which each named executive officer is a party.

Shareholder Agreement, page 139

26.	Please ensure that you have disclosed all material terms of the agreement. We note for example the information rights and board observer rights mentioned in exhibit 4.3. In this regard, please tell us whether the financial information mentioned in section 6.1.1 of the agreement will also be made public given the right of the shareholders in section 6.2 to use the information in connection with their investment.

Response: The Company has revised the referenced disclosure in Amendment No. 4 to disclose all the material terms of the Second Amended and Restated Shareholders Agreement. In addition, the form of Second Amended and Restated Shareholders Agreement has been revised to expressly provide that the use of any such confidential financial information is subject to compliance by the recipient with all applicable securities laws. The Company has filed the revised form of the Second Amended and Restated Shareholders Agreement as Exhibit 4.3 to Amendment No. 4.

Principal and Selling Shareholders, page 145

27.	We note that you have yet to provide the information requested in response to our prior comment 58 in our letter dated September 17, 2008. Please advise.

Response: The Company has revised the referenced disclosure in Amendment No. 4 to include the requested information.

Recent Sales of Unregistered Securities, page II-2

28.	Please tell us why you deleted the last paragraph of this section.

Response: The deletion of the last paragraph of the referenced section in Amendment No. 3 was in error and the text has been reinserted in Amendment No. 4.

July 21, 2009

Exhibits

29.	The rule regarding schedules and similar attachments that you mention in your response to prior comment 8 applies only to exhibits properly filed pursuant to Regulation S-K Item 601(b)(2). You should not use that rule for documents filed under Item 601(b)(10). Therefore, we reissue the comment.

Response: The Company has revised Part II, Item 16 and the Exhibit Index of Amendment No. 4 to refile all of its material acquisition agreements under Regulation S-K Item 601(b)(2) instead of Item 601(b)(10).

30.	We note your response to prior comment 4 regarding omitting material pursuant to a confidential treatment request. Note that you must submit your own request for confidential treatment and may not rely on an application filed by another entity.

Response: The Company has resubmitted under separate cover a counterpart confidential treatment request under the Company’s name instead of that of its wholly-owned subsidiary, Avago Technologies Finance Pte. Ltd.

31.	Please tell us which exhibits represent the agreements mentioned at the bottom of page 48 and the Bulk Acoustic Wave Filter acquisition mentioned on page 53.

Response: The Company has filed the following agreements and included them in Part II, Item 16 and the Exhibit Index as follows:

Exhibit No.	Description
2.8	Purchase and Sale Agreement, dated November 17, 2006, by and among Avago Technologies Limited, Avago Technologies Imaging Holding (Labuan) Corporation, Avago Technologies Sensor (U.S.A.) Inc., other sellers and Micron Technology, Inc.

2.9	Asset Purchase Agreement, dated October 31, 2007, by and among Avago Technologies Limited, Avago Technologies General IP (Singapore) Pte. Ltd., other sellers and Lite-On Technology Corporation (“Lite-On Asset Purchase Agreement”).

2.10	Amendment No. 1 to Lite-On Asset Purchase Agreement, dated January 8, 2008.

2.11	Amendment No. 2 to Lite-On Asset Purchase Agreement, dated January 21, 2009.

2.12	Asset Purchase Agreement, dated June 25, 2008, by and among Avago Technologies GmbH, Avago Technologies International Sales Pte. Ltd., Avago Technologies Wireless IP (Singapore) Pte. Ltd., Avago Technologies Finance Pte. Ltd. and Infineon Technologies AG.

Exhibit 5.1

32.	The exhibit that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) should be based on all applicable documents, not merely a selected set of documents:

•

Given that documents are not “specifically listed” in section 2.7 of the opinion, please file an opinion that clarifies whether section 3 of the exhibit means that the opinion is not based on the documents covered by section 2.7.

Response: In response to this comment, the Company has filed a new form of Exhibit 5 opinion of Singapore counsel with Section 2.7 removed.

July 21, 2009

•

Given section 7 of the exhibit, please file an opinion that clarifies whether the legal question of whether the shares are fully paid is affected by documents or records other than the Company Certificate. Also, please ensure that your revised exhibit clarifies whether the Company Certificate addresses legal or factual matters.

Response: In response to this comment, the Company has filed a new form of Exhibit 5 opinion of Singapore counsel which clarifies this matter.

33.	The opinion that you file should not assume facts that are readily ascertainable. Please tell us why the facts assumed in section 4.4 are not readily ascertainable pursuant to the “Company Certificate” or otherwise.

Response: The Company respectfully submits that the assumptions made in section 4.4 are customary and appropriate assumptions taken in opinions rendered pursuant to Item 601(b)(5) of Regulation S-K as the facts assumed are not readily ascertainable. Singapore counsel may not have knowledge of all actions or decisions taken by the Company’s board of directors or shareholders that may impact the full force and effect of the resolutions authorizing the issuance of the ordinary shares and makes the referenced assumption.

Separately, the Company advises the Staff that the Company Certificate is a factual certificate customarily provided under Singapore opinion practice to support the rendering of the “fully paid” portion of Singapore counsel’s opinion. As the concept of “par value” for shares has been abolished under Singapore law, the question of whether shares are fully paid is a factual enquiry which is determined by ascertaining whether a company has received all monies due to it in relation to the allotment and issue of such shares. Although Singapore counsel could also assume these facts because they are not readily ascertainable, it is customary in Singapore opinion practice for outside counsel to confirm these facts in the Company Certificate.

34.	Please tell us why the assumption in section 4.5 is necessary and appropriate for an opinion that addresses the issues in Regulation S-K Item 601(b)(5). Also, if the assumption is necessary and appropriate, please confirm our understanding that the date currently omitted from the section will be the date that the registration statement becomes effective.

Response: The Company advises the Staff that the ACRA Searches are electronic searches which reflect, among others, the number of ordinary shares that have been issued by the Company as well as the total paid-up share capital of the Company based on statutory filings made by the Company and is used by Singapore counsel to back up the Company Certificate in connection with the rendering of the “fully paid” portion of the opinion. ACRA does not warrant the accuracy of the information reflected in the searches or that the information provided in such searches are updated and correct. Indeed, each search contains a disclaimer from ACRA in respect of any liability for damage or loss that may be caused as a result of any error or omission. Consequently, the assumption in paragraph 4.5 is therefore necessary given the limitations inherent in this method of extracting information on the Company’s share capital from the ACRA records. Singapore counsel has advised the Company that this assumption is typical and customary under Singapore opinion practice for “fully paid” opinions where ACRA searches are referred to in legal opinions.

35.	Please tell us why the assumption in section 4.7 is necessary and appropriate given that the opinion in section 5.1 is conditioned on the shares being “issued in accordance with the terms of the Underwriting Agreement.”

Response: In response to this comment, the Company has filed a new form of Exhibit 5 opinion of Singapore counsel with section 4.7 removed.

July 21, 2009

36.	Given the date restrictions like those in section 8 of this exhibit, please ensure that the final, signed opinions that you include in the registration statement are dated the date that your registration statement becomes effective.

Response: The Company confirms to the Staff that the final signed opinion of Singapore Counsel will be dated the date of effectiveness of the Registration Statement and will be filed with a pre-effective amendment to the Registration Statement on such date.

37.	We note that statements in section 8 and 9 regarding the opinion being governed and construed in accordance with Singapore law. Please tell us how those statements are consistent with Section 14 of the Securities Act.

Response: In response to this comment, the Company has filed a new form of Exhibit 5 opinion. With respect to the referenced language in section 8, the Company has been advised by Singapore counsel that the inclusion of language clarifying that the opinion is governed and construed in accordance with Singapore law is standard Singapore opinion practice. The counsel has identified a number of examples of other Item 601(b)(5) opinions from other registered Singapore companies, including Chartered Semiconductor Manufacturing (File No. 333-155774), Flextronics International Ltd. (File No. 333-121814, File No. 333-144486) and Verigy Ltd. (File No. 333-132291) in which the referenced language is included in opinions of Singapore counsel filed as exhibits to those companies’ registration statements. The Company respectfully submits that the form of Exhibit 5 opinion from Singapore counsel complies with Section 14 of the Securities Act.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-2643, John J. Huber at (202) 637-2242 or Christopher Kaufman at (650) 463-2606, or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

As previously discussed with the Staff, the Company’s objective is to launch its offering in late July, preferably July 24 or July 27. We are appreciative of the Staff’s assistance to date, and are available to answer any questions or provide supplemental materials related to this filing.

Very truly yours,

/S/ ANTHONY J. RICHMOND

Anthony J. Richmond

of LATHAM & WATKINS LLP

cc:	Avago Technologies Limited

William H. Hinman, Jr., Simpson Thacher & Bartlett LLP